

December 3, 2020

Ning Li
Chief Financial Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City, Guandong Province 510620
Peoples Republic of China

> **Re: CNFinance Holdings Ltd.**
> **Form 20-F For the Fiscal Year Ended December 31, 2019**
> **Response dated November 13, 2020**
> **File No. 001-38726**

Dear Mr. Li:

We have reviewed your November 13, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

Form 20-F for Fiscal Year Ended December 31, 2019

Notes to the Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Charge-off policies, page F-22

1. We note your response to comment one and your efforts to update charge-off policies in future filings. Based on your correspondence and information obtained from your audited financial statements, your charge-off policy is not in accordance with U.S. GAAP (i.e., specifically ASC 310-10-35-4 and ASC 310-10-35-41). Please revise your interim financial statements for the nine months ended September 30, 2020 and your audited annual financial statements for the fiscal year ended December 31, 2019, as necessary.

Ning Li
CNFinance Holdings Ltd.
December 3, 2020
Page 2

You may contact Michael Henderson, Staff Accountant at 202-551-3364 or Marc Thomas, Staff Accountant at 202-551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance